DATA443 RISK MITIGATION, INC. 101 J Morris Commons Ln, Suite 105 Morrisville, NC 27560-8884 919-526-1070

December 31, 2020

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Kauten, Esq., and Larry Spirgel, Office Chief

Re:	Data443 Risk Mitigation, Inc.
Registration Statement on Form S-1
Filed December 28, 2020
File No. 333-251752

Mr. Kauten & Mr. Spirgel:

On behalf of Data443 Risk Mitigation, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 30, 2020 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed by the Company on December 28, 2020 (the “Registration Statement”).

Set forth below in bold are the comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter, and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to the respective comment. Defined terms used herein though not otherwise defined herein have the same meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1

General

1.	Generally, securities issued in a private transaction may not be registered for resale pursuant to Rule 415 until after the private placement is completed. In this regard, we note the cover page language indicating the shares being registered “may be purchased by Triton Funds, L.P.” pursuant to the Common Stock Purchase Agreement. Triton Funds does not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the investor’s control. Section 2.3(v) of the Common Stock Purchase Agreement provides that the obligations of the investor are subject to the condition that the “Minimum Closing Price is met on the date Investor receives the Purchase Notice Shares as DWAC Shares by custodian” and such Minimum Closing Price is defined elsewhere in the agreement as a closing price “equal to or greater than $0.009.” Therefore registration of the shares for resale by Triton Funds is not permitted under Rule 415 until the private placement has been completed. For guidance, refer to Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the authority and guidance cited by the Staff does not support a conclusion that the private placement was not completed because the investor was not irrevocably bound to purchase the securities due to conditions to closing that are within the investor’s control. The Company asserts that there are no conditions within the control of the investor, and that the private placement was “constructively” completed prior to the sale or issuance of securities.

Securities and Exchange Commission

December 31, 2020

C&DI 134.01 and 139.11 address the specific problem caused by a transaction in which the closing of the private placement does not take place until after the filing of the resale registration statement and is contingent upon the effectiveness of the registration statement. This is the exact situation for the Company. Recognizing that in such a transaction the actual closing takes place after, rather than before, the filing and effectiveness of the resale registration statement, the Staff has formulated a set of requirements under C&DI 134.01 and 139.11 which enables issuers to deem such a transaction to have been completed for purposes of Rule 152 at the time the registration statement is filed and before the transaction has actually closed.

As noted by the Staff in its comments, a Common Stock Purchase Agreement (the “Purchase Agreement”) to buy and sell securities was executed prior to the filing of the Registration Statement, and no securities were sold or issued pursuant to the Purchase Agreement at the time of the filing of the Registration Statement. The investor’s obligation to close the transaction is contingent upon the satisfaction of very specific conditions. In light of this contingency, for a private placement to be deemed “constructively” completed prior to the sale or issuance of securities, C&DI 134.01 and 139.11 require that the investor must be at market risk at the time the resale registration statement is filed. Question 139.11 of the C&DI provides, in pertinent part, as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the pipe analysis applies to the convertible security, not to the underlying common stock (emphasis added). There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions [emphasis added]. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

In the context of a transaction where the actual sale or issuance of securities has not yet occurred at the time the resale registration is filed, this requirement means that the investor must be irrevocably bound to purchase the securities, subject only to the effectiveness of the registration statement or other conditions outside the investor’s control, and that the number of securities and the purchase price must be set in the purchase agreement and may not be contingent on the market price at the time of effectiveness of the registration statement or thereafter.

We respectfully request that the Staff consider the language in the Purchase Agreement, specifically:

1.	The Purchase Agreement represents an irrevocable obligation on the part of the investor.

2.	The investor’s obligation is subject only to the effectiveness of the registration statement and other conditions, each of which are outside of the control of the investor.

3.	The number of shares to be purchased by the investor is fixed.

4.	The price to be paid by the investor is fixed, and is not subject to or contingent upon the market price at any time.

Securities and Exchange Commission

December 31, 2020

5.	The Company and the investor treated the purchase as constructively closed as the investor’s final investment decision was made upon execution of the Purchase Agreement. There are no subsequent adjustments to the number of shares or purchase price, and all closing conditions are beyond the control of the investor.

6.	There are no conditions to closing that are within the investor’s control or that the investor can cause not to be satisfied.

We note that the Staff has asserted that the investor “does not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the investor’s control”. Specifically, the Staff asserts that the condition of a minimum closing price is within the control of the investor and therefore the private placement was not “constructively” completed prior to the sale or issuance of securities. This approach seems to be at odds with the mission of the Commission and applicable law. In the portion of Question 139.11 we outlined above, we even added emphasis to the following portion:

There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.

We can see no examples where the investor could control the market price of the company’s securities, which is given as an example of a closing condition within an investor’s control. We respectfully advise the Staff that the language “relating to the market price of the company’s securities” is not a stand-alone or separate requirement, such as the requirement for a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio (all of which conditions are satisfied). Rather, a condition relating to the market price of the company’s securities is given as an example of a condition which may be within an investor’s control. Under our facts and circumstances, it is beyond the control and ability of the investor to determine the market price of the company’s securities. We expressly acknowledge the language of Question 139.11 and, in fact, have emphasized such language. The requirement for a minimum market price is NOT a condition which is within the investor’s control or that an investor can cause to not be satisfied.

We also note that the Staff has pointed to language on the cover page of the Registration Statement indicating that shares being registered “may be [emphasis added] purchased by Triton Funds, L.P.” pursuant to the Purchase Agreement. In response to the Staff’s comment, the Company proposes to revise its disclosure on the cover page of the Registration Statement, in pertinent part, to read as follows:

“… is obligated to purchase, subject to certain conditions which are outside of the control of Triton Funds L.P.”

As a final responsive comment, the Company respectfully requests that the Staff consider the further response of the Company in the event the Registration Statement is rejected by the Staff. Just as in the filing by Growlife, Inc. (registration statement filed on October 21, 2019; declared effective by the Commission on November 21, 2019), the Company would be required to file a second, nearly identical, registration statement to cover the sale of securities by the Company, wait for the conditions outside of the control of the investor to be satisfied, and then sell registered shares to the investor. We respectfully submit that this would be a highly inefficient use of the Company’s relatively limited resources as well as the Staff’s time. More importantly, it would do little or nothing to uphold the interests of the Company’s investors, the Company’s other stockholders, or the investing public generally. Moreover, this could also serve to frustrate the Company’s agreed upon terms with the investor, which terms were lawfully entered into.

Securities and Exchange Commission

December 31, 2020

For the reasons set forth above, we respectfully request that the Staff reconsider its position with respect to the ability of the Company to file the Registration Statement and that the Staff complete its review of the Registration Statement as soon as possible. We submit that the private placement with the investor was structured to comply with the letter and spirit of CD&I 139.11. We further submit that CD&I 139.11 and similar Staff pronouncements on these types of issues should be interpreted flexibly, particularly as in this case when the only question at hand is whether a condition which cannot be legally within the control of the investor should negate a constructive closing. Further, there is no potential for abuse arising out of the structure of the investment. We believe that all of the conditions of CD&I 139.11 are satisfied under these facts and circumstances. If the Staff were to concur with this analysis, we believe that it would be upholding the Commission’s mission of allowing issuers to access investor capital on agreed upon terms and in manner which is transparent and not subject to abuse. We urge the Staff to consider the Company’s facts and circumstances accordingly and permit registration in this case.

Very truly yours;

DATA443 RISK MITIGATION, INC.

BY:	/s/ JASON REMILLARD
Jason Remillard, CEO & President